Mail Stop 3561

								            August 11,
2005

Mr. Alan R. Rae
Chief Executive Officer
O2Diesel Corporation
100 Commerce Drive
Suite 301
Newark, Delaware 19713

		RE:	O2Diesel Corporation
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
			File No. 1-32228

Dear Mr. Rae:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for Fiscal Year Ended December 31, 2004

Cover Page

1. You filed a Form 8A-12B on June 23, 2004 at which time your file number changed. Please revise the Commission file number to 001-
32228.

Item 8A.  Controls and Procedures

2. Please revise your disclosures in your Form 10-KSB and subsequent
Form 10-QSB to identify any changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Your current reference to "no material changes" is not sufficient in this regard. See Item 308(c) of Regulation S-B for guidance.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

3. You charged off approximately $26,000 of sales during 2004 to support tests of fuel by your customers. In light of the significance of the charge off to your annual sales and the apparent contingencies associated with the sale of your product, tell us how you support your initial revenue recognition for these transactions.
Please explain your accounting with reference to SAB 104. We may have further comments.

4. Your disclosures state that revenue is recognized upon the passage of title of the product to the customer, but you do not state when title transfer occurs or who assumes risk of loss during shipment. Please explain to us how your accounting policy complies with the delivery and performance requirements of Topic 13:A of SAB 104.
If
your shipping terms determine risk of loss and/or title transfer, you should disclose such terms in your future filings. Please also tell us when title transfers to the customer and who assumes risk of loss if the product is damaged during shipment to the customer. Please also revise your disclosures to clarify how your policy complies with
GAAP if/when revenue is recognized prior to delivery of the product to the customer.

5. Based on your discussion in MD&A of the CityHome program it appears that you recognize revenue net of the incremental costs of O2Diesel and administration costs. We assume that you act as a broker of advertising space in these transactions and therefore are not the primary obligor in the arrangement. If our assumptions are incorrect, please tell us your basis in GAAP for recognizing sponsorship fees on a net basis. Recording revenues on a net basis in accordance with EITF 99-19 contemplates recording the amount billed to the customer less the amount paid to a supplier. Please explain how the netting of both incremental costs of O2Diesel and administration costs against sponsorship fees is supported by GAAP.
Also, tell us what consideration you have given to presenting net revenues from sponsorship arrangements and product revenues separately. Please refer to paragraph 19 of EITF 99-19. Please revise your disclosure to discuss your policies for recognizing revenues from CityHome transactions.

6. Your policy disclosure indicates that you may sell your product through exclusive sales agents for which you are paid a share of the gross profit realized on sales to the end customer. Please clarify for us whether revenue is recognized gross or net in these situations and why. Revise your disclosure accordingly.

Note 6.  Accrued Liabilities, page F-14

7. Please tell us the nature of the items included in Investor
Relations. Revise your note disclosure here and in future filings to describe the specific nature of material line items when not otherwise obvious to the reader.

Note 9.  Stockholders` Equity

Issuances of Preferred Stock:, page F-16

8. Please tell us how you accounted for the Series A and B Convertible Preferred Stock upon issuance. Please also include a discussion of any consideration given to EITF 98-5. In this regard we note that the conversion terms contemplate the issuance of a number of common shares whose intrinsic value at each issuance date exceeds the proceeds received for each offering.

Exhibit 31 - Certifications

9. Please amend your Form 10-KSB for the year ended December 31,
2004
to revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-B.


	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. Alan R. Rae
O2Diesel Corporation
August 11, 2005
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